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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G/A
                                INFORMATION STATEMENT
                         PURSUANT TO RULES 13D-1 AND 13D-2
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.            1       )


NAME OF ISSUER:  McKesson Corporation


TITLE OF CLASS OF SECURITIES: New Common Stock, Par Value $0.01
                                   Per Share

CUSIP NO.             581557105

Check the following box if a fee is being paid with this statement [].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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(1)  NAME OF REPORTING PERSON:       The Chase Manhattan Corporation

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633613


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) [X]


(3)  SEC USE ONLY



(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware


	NUMBER OF SHARES BENEFICIALLY
      	OWNED BY EACH REPORTING PERSON WITH:

			(5)  SOLE VOTING POWER:
                                 800 Common Shares


			(6)  SHARED VOTING POWER:
                                 5,898,535 Common Shares


                        (7)  SOLE DISPOSITIVE POWER:
                       	         800 Common Shares


                        (8)  SHARED DISPOSITIVE POWER:
                                 5,898,535 Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                                 5,899,335 Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:
		                 Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			         13.21%


(12) TYPE OF REPORTING PERSON:       HC

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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FEE BEING PAID:          No


ITEM 1 (a)   NAME OF ISSUER:   McKesson Corporation


ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                One Post Street
                                San Francisco, Ca 94104


ITEM 2 (a)   NAME OF PERSON FILING:

        The Chase Manhattan Corporation ("CMC"), its wholly owned subsidiary, The Chase Manhattan Bank, N.A., ("Chase") and McKesson Corporation Profit-Sharing Investment Plan (the "Plan") and Trust Created Pursuant
        Thereto	(collectively, the "Filing Persons")


ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                The Chase Manhattan Corporation
                One Chase Manhattan Plaza, 29th Fl.
	        New York, New York 10081
	        Attention:  Ronald C. Mayer, Secretary

     	        The Chase Manhattan Bank, N.A.
            	Global Securities Services
         	4-Chase MetroTech Center, 18th Fl.
         	Brooklyn, New York 11245
         	Attention:  Jay H. Berkowitz, Second Vice President

         	McKesson Corporation Profit-Sharing Investment Plan c/o The Chase Manhattan Bank, N.A., Master Trustee 4-Chase MetroTech Center, 18th Floor
           	Brooklyn, New York 11245
           	Attention:  Jay H. Berkowitz, Second Vice President


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ITEM 2 (c)   CITIZENSHIP:

             CMC is a corporation organized under the laws of the State of Delaware.

             Chase is a national banking association organized under the laws of the United States of America.

             The Plan is governed under the laws of the State of California, to the extent not pre-empted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").


ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock,  Par Value $0.01 Per Share ("Common Stock")


ITEM 2 (e)   CUSIP NO: 581557105


ITEM 3  If this statement is filed pursuant to Rule 13d-1(b),
         	 or 13d-2(b), check whether the persons filing are:

(a)____ Broker of Dealer registered under Section 15 of the Act.

(b)_X__ Bank as defined in Section 3(a)(6) of the Act.

(c)____	Insurance company as defined in Section 3(a)(19) of the Act.

(d)____	Investment Company registered under Section 8 of the Investment
              Company Act.

(e)____	Investment Adviser registered under Section 203 of the Investment
              Adviser Act of 1940.

(f)_X__ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

(g)_X__ Parent Holding Company, Inc. accordance with Rule
         	13d-1(b)(1)(ii)(G) (Note: See Item 7).

(h)____	Group, in accordance with Rule 13d-1(b) (1)(ii)(H).


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Item 4.	 Ownership:

(a)  Amount Beneficially Owned:

            The Plan and Trust created pursuant thereto beneficially own 5,898,535 shares of Common Stock.

            In addition to the 5,898,535 shares of Common Stock beneficially owned by the Plan and trust created pursuant thereto, Chase beneficially owns 800 shares of Common Stock held in a number of personal trust, estates and custody accounts.


(b)  Percent of Class:

	 CMC, Chase and the Plan beneficially own approximately 13.21%.

	Number of shares as to which the Filing Persons have:

	    (i)   sole power to vote or to direct the vote:

                  Chase and CMC have the sole power to vote or to direct the vote of 800 shares of Common Stock.

           (ii)   shared power to vote or to direct the vote:

                  The Plan, Chase and CMC share the power to vote or to direct the vote of 5,898,535 shares of Common Stock.

          (iii)   sole power to dispose or to direct the disposition of:

                  Chase and CMC have the sole power to dispose or to direct the disposition of 800 shares of Common Stock.

           (iv)	  shared power to dispose or to direct the disposition of:

	      The Plan, Chase and CMC share the power to dispose or to direct the disposition of 5,898,535 shares of Common Stock.

	      The 5,898,535 shares of Common Stock are held in the trust created pursuant to the McKesson Corporation Master Trust Agreement dated May 27, 1988, and as subsequently amended, between Chase as Master Trustee (the "Master Trustee") and McKesson Corporation, for the benefit of participants in the Plan (the "Trust").

	      Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange any Common Stock beneficially owned by the Trust as directed by the participants in the Plan
              (the "Participants"). For this purpose, each Participant is a named fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, tender, exchange and any other rights appurtenant to such stock.


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              Under the terms of the Trust and the terms of the Plan, the
              Master Trustee will vote shares of common stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of common Stock, together with any allocated shares for which no instructions are received (except for certain shares of common Stock allocated to Participants' accounts under the PAYSOP feature of the Plan (the "PAYSOP Shares")),are voted by the Master
              Trustee in the same proportion as the allocated shares of Common Stock for which instructions are received. PAYSOP Shares for which no instructions are received are not voted by the Master Trustee.

	      Pursuant to the terms of the Plan, the administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stocks under certain limited circumstances.

              The actions and duties of the Master Trustee under the terms of the Trust and the terms of the Plan, including but not limited to the provisions described above, are subject to the requirements of ERISA.

Item 5.	   Ownership of Five Percent or Less of a Class: N/A

Item 6.	   Ownership of More than Five Percent on Behalf of Another Person:N/A

Item 7.	   Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on By the Parent Holding Company:

	     As to CMC, this Schedule is filed pursuant to Rule 13d-1(b)(iii)(G). Chase is a wholly owned subsidiary of CMC. Chase is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8.	   Identification and classification of Members of the Group: N/A

Item 9.	   Notice of Dissolution of Group: N/A


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ITEM 10    CERTIFICATION:

	BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

Exhibits:  Exhibit 1- Joint Filing Agreement between The Chase Manhattan
	Corporation, The Chase Manhattan Bank, N.A. and McKesson Corporation Profit-Sharing and Investment Plan and Trust Created Pursuant thereto.



                                SIGNATURE

	After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

				THE CHASE MANHATTAN CORPORATION

Dated:  February 14, 1996	        By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


				THE CHASE MANHATTAN BANK, N.A.

Dated:  February 14, 1996	        By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


                                McKESSON CORPORATION PROFIT-SHARING
                                INVESTMENT PLAN AND TRUST CREATED
                                PURSUANT THERETO

                                By:  THE CHASE MANHATTAN BANK, N.A.,
                                solely in its capacity as Master Trustee
                                of the Trust created pursuant to the
                                McKesson Corporation Master Trust Agreement

Dated:  February 14, 1996	        By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


                            EXHIBIT INDEX
Exhibit
  Number             Document

1		     JOINT FILING AGREEMENT